

October 28, 2011

<u>Via E-mail</u>
Zhen Zhen Peri
Chief Financial Officer
China Marketing Media Holdings, Inc.
RMA 901, KunTai International Mansion
No. 12 Chaowai Street
Beijing, 100020, People's Republic of China

> **Re: China Marketing Media Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 31, 2011**
> **Form 10-Q for the Quarterly Period Ended June 30, 2011**
> **Filed September 22, 2011**
> **File No. 000-51806**

Dear Ms. Peri:

We have reviewed your response dated October 19, 2011 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2010

Note 2. Summary of Significant Accounting Policies, page F-10

Basis of consolidation, page F-10

1. Please refer to comment seven in our letter dated September 6, 2011 and your related response dated September 21, 2011. You now state you inadvertently and incorrectly identified CMO as a VIE in your prior response. We note you also identified CMO as a VIE in your Form 10-Q for the quarter ended March 31, 2011 as well as your Form 10-Q for the quarter ended June 30, 2011 filed on September 22, 2011. As such, we reiterate comment seven in our letter dated September 6, 2011. Please expand your disclosure to include the principles followed in determining the inclusion or exclusion of subsidiaries

in the consolidated financial statements. Please address all significant judgments and assumptions made in your analysis. Tell us how your fact pattern specifically relates to the guidance you follow. See FASB ASC 235-10-50 and 810-10-50.

Note 6. Related Party Transactions With An Affiliate, page F-20

2. We note your response to prior comments three, four and five of our letter dated September 28, 2011. Your response indicates you have the rights to participate in and approve all strategic decision making, manage daily operations, hire employees and incur the economic benefits and burdens of CMO. These rights appear to identify you as the primary beneficiary and give you control over CMO, however you now assert CMO is not a variable interest entity. Please tell us how you concluded CMO was not a variable interest entity. Further, please advise us of the specific accounting literature you are relying on to account for your consolidation of the operating results and assets of CMO.

Form 10-Q for the quarterly period ended June 30, 2011

Balance Sheet, page F-2

3. We note your response to prior comment seven of our letter dated September 28, 2011. Please revise your balance sheets to disclose amounts due from affiliates and due to affiliates gross or advise us of the accounting literature supporting your net presentation.

4. Please reconcile the due from affiliates of other companies of $7,215,119 and due to affiliates of Shenzhen New Media Advertising Co., Ltd. of $3,435,678 as of December 31, 2010 reflected in your response to your balance sheet. In addition please direct us to where you have disclosed the nature and amounts of these related party transactions in the notes to the financial statements included in your Form 10-K for the fiscal year ended December 31, 2010 or revise your disclosures accordingly.

Note 7 – Advance to Unrelated Party, page F-18

5. We note your response to prior comment 10 of our letter dated September 28, 2011. You state the shares of Beijing Fuxing Xiaocheng Electronic Technology Stock Co., Ltd. are owned by Mr. Yu Feng through the financial institution Shenzhen Junwei Investment and Development Co., Ltd in the PRC. Please explain why Mr. Yu Feng did not obtain the bank borrowing himself when he owns the shares pledged.

Note 8 – Deposit on Purchase of Real Estate, page F-18

6. We note your partial response to prior comment 11 of our letter dated September 28, 2011. As previously requested, please tell us why you are still waiting to receive title to the property or advise us of when you received title to the property.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding our comments. Please contact me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief

cc: F. Alec Orudjev, Esq.
     Cozen O'Connor